April 18, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

       RE: Ameriprise Certificate Company (ACC)
           Post-Effective Amendment No. 35
           Ameriprise Stock Market Certificate
           File No.: 33-22503

Dear Ms. Mengiste:

Transmitted for filing electronically is Post-Effective Amendment No. 35 to the above referenced registration statement. This Amendment is filed under the Securities Act of 1933 for ACC.

The prospectus for Ameriprise Stock Market Certificate filed as part of the combined prospectus in Post-Effective Amendment No. 37 to Registration Statement No. 2-95577 for Ameriprise Flexible Savings Certificate on or about April 18, 2008 has been marked to show all changes from the prospectus in Post-Effective Amendment No. 36 to Registration Statement No. 2-95577 for Ameriprise Flexible Savings Certificate filed on or about April 20, 2007.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant requests that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 23, 2008. The underwriter's request for such acceleration is in correspondence accompanying this Post-Effective Amendment.

Please direct your questions or comments on this filing to Anna Butskaya at 612-671-4993 or me at 612-671-1947.

Thank you.


/s/ Scott R. Plummer
-------------------------------------
Scott R. Plummer
Vice President, General Counsel and
Secretary
Ameriprise Certificate Company